Exhibit 99.1
SAP INTERIM REPORT
January-March 2007

2          INTERIM REVIEW OF OPERATIONS
INTERIM REVIEW OF OPERATIONS
FORWARD-LOOKING STATEMENTS
     Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “wants”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent Annual Report on Form 20-F for 2006 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
NON-GAAP MEASURES
     This review of operations discloses certain financial measures, such as free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP measures. Our non-GAAP measures may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP measures are reconciled to the nearest U.S. GAAP measure in this report.
     FREE CASH FLOW We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
     Free cash flow reconciles to the nearest U.S. GAAP measure as follows:
RECONCILIATION 1ST QUARTER
In € millions | unaudited

	Q1	Q1
	2007	2006
Net cash provided by operating activities	848	858
Additions to long-lived assets excluding additions from acquisitions	79	63
Free cash flow	769	795
CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
     Constant currency period-over-period changes should be considered in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
     We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.

     Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year-over-year changes as follows:
RECONCILIATION 1ST QUARTER

	Percentage change	Constant currency
	from 2006 to 2007 as	percentage change from
unaudited	reported	2006 to 2007	Currency effect
	%	%	Percentage points
Software revenue	10	16	-6
Support revenue	8	12	-4
Subscription and other software related service revenue	63	70	-7
Software and software related service revenue	9	15	-6
Consulting revenue	-3	1	-4
Training revenue	6	10	-4
Other service revenue	27	32	-5
Professional services and other service revenue	-1	3	-4
Other revenue	0	10	-10
Total revenue	6	11	-5
Software revenue by region[1]:
EMEA[2] region	8	9	-1
Americas region	11	22	-11
Asia Pacific Japan region	10	16	-6
Software revenue	10	16	-6
Software and software related service revenue by region[1]:
Germany	4	4	0
Rest of EMEA region	12	14	-2
EMEA region	9	10	-1
United States	13	24	-11
Rest of Americas region	9	18	-9
Americas region	12	22	-10
Japan	-5	6	-11
Rest of Asia Pacific Japan region	8	12	-4
Asia Pacific Japan region	4	10	-6
Software and software related service revenue	9	15	-6
Total revenues by region[1]:
Germany	4	4	0
Rest of EMEA region	10	11	-1
EMEA region	7	8	-1
United States	5	15	-10
Rest of Americas region	5	15	-10
Americas region	5	15	-10
Japan	-7	3	-10
Rest of Asia Pacific Japan region	11	15	-4
Asia Pacific Japan region	4	11	-7
Total revenue	6	11	-5
Operating Income	6	10	-4

[1]	Based on customer location

[2]	Europe/Middle East/Africa

4          INTERIM REVIEW OF OPERATIONS
LISTINGS
     SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each representing one ordinary share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies. Information on the SAP ordinary shares is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, and on Quotron under “SAGR.EU”. Additional information is available on SAP’s home page: www.sap.com.
BUSINESS IN THE 1ST QUARTER 2007
GLOBAL ECONOMY At the beginning of 2007, the Organization for Economic Cooperation and Development (OECD) sees the global economy as being at a point of strong growth in the cycle. It believes the output, or total gross domestic product (GDP), of the OECD member states could grow quite vigorously this year, having already grown 3.2% in 2006. In the OECD’s view, this applies particularly in the European economies, whereas, in some sectors, growth in the United States and Japan is slowing. It reports that in the euro area, business and consumer confidence suggest that a solid upswing may be underway. The global economy was also benefiting from buoyant growth in China, India, Russia, and other emerging economies.
     After a period during which domestic demand grew appreciably, the U.S. economy expanded 3.3% in 2006. It was checked by interest rates, which rose in response to mounting inflationary pressures, and by a surge in commodity prices, so that by the final quarter growth had already retreated to 3.0%. The now pronounced headwinds on the real estate market could act as a significant brake on the U.S. economy. However, as of the end of the first quarter in 2007, their impact is still being counteracted by brisk export growth.
     Economic growth in the euro area at the beginning of 2007 outpaced all other developed countries in the OECD. The OECD is projecting 0.5% growth in the first quarter for the region — after 2.6% for the full year in 2006. The main driver is the marked increase in domestic demand, it believes. The situation in Germany is particularly encouraging in the OECD’s view: Despite an increase in value-added tax, the economy is thought to have grown 0.6% in the first quarter of 2007. The situation in Italy and the United Kingdom is also heartening, but growth in France is subdued.
     The Japanese economy is still expanding in early 2007, albeit modestly. Thriving profits and buoyant exports have been encouraging companies to invest more, leading to 2.8% output growth in 2006. However, the OECD believes Japan’s growth pattern remains unbalanced, with muted wage developments. In the emerging Asian economies, such as China and India, expansion continues apace, even if growth rates — which are high — are not expected to match those of recent years.
IT MARKET According to respected U.S. market-intelligence provider IDC, the market for information technology (IT), which expanded 6.3% in 2006, may grow another 6.5% in 2007. It expects one source of growing demand to be new releases of software, of which many are awaited. Aside from a boost to PC sales, which is expected as a consequence of Microsoft’s release of Windows Vista, IDC believes robust sectors will include security, virtualization, and network management products. It expects some pent-up demand for application upgrades to also drive spending, along with adoption of software tools focused on information management (including business intelligence, for example).
     According to our own calculations based on IDC’s data, the core enterprise applications market addressable by SAP in 2006 was worth some US$34.8 billion, an increase since 2005 of about 6.9%. That market includes enterprise resource planning (ERP), customer relationship management (CRM), supply chain management (SCM), and manufacturing software and software related revenue.

5          INTERIM REVIEW OF OPERATIONS
BUSINESS AT SAP
KEY FIGURES AT A GLANCE SAP GROUP

	Q1	Q1
In € millions except headcount and DSO | unaudited	2007	2006	Change	% Change
Software revenues	563	514	49	10
Software and software related service revenue	1,519	1,388	131	9
Revenues	2,166	2,041	125	6
Operating income	433	409	24	6
Income before taxes	466	428	38	9
Net income	310	282	28	10
Headcount, in full-time equivalents (March 31)	40,494	36,647	3,847	10
Days sales outstanding	67	68
Revenues Software and software related service revenues for the 2007 first quarter were €1.52 billion (2006: €1.39 billion), which is an increase of 9% (15% at constant currencies) compared to the same period in 2006. Software revenues for the first quarter of 2007 were €563 million (2006: €514 million), representing an increase of 10% (16% at constant currencies) compared to the first quarter of 2006. Total revenues were €2.2 billion for the first quarter of 2007 (2006: €2.0 billion), which represents an increase of 6% (11% at constant currencies) compared to the first quarter of 2006. As stated in our January 24, 2007, press release, we disclosed that we accommodated a U.S. customer with a modification of contracts signed between SAP and this customer prior to 2006 (1997—2005). This accommodation entered into by the end of September, 2006, resulted in a reduction of license revenues by €31 million for the third quarter of 2006, but it did not impact the value of licenses sold in the U.S. in 2006. In January 2007, we stated that we expected to reinstate a portion of the €31 million of software revenue with this U.S. customer in the first quarter of 2007. In the first quarter of 2007, we reinstated in software revenue €19 million of the €31 million reduction from the third quarter of 2006. We do not expect to recover any further software revenue amounts.
     In the first quarter of 2007, we demonstrated strong momentum, announcing major contracts in all key regions: Adobe Systems, Inc., Diblo Corporativo, S.A. de C.V., INFRA S.A., Lojas Quero Quero S.A., Northwest Natural Gas, Public Service Enterprise Group, Inc., in the Americas; Bobst SA, Coop Norge AS, Deutsche Lufthansa AG, Grundfos Management A/S, Service Birmingham Ltd., Swiss Re, Wärtsilä Oyj Abp., in the EMEA region and Alaska Milk Corporation, Fittec Electronics Co., Ltd., GMR Group, KOBE STEEL, Ltd., Marubeni-Itochu Steel, Inc., The Hong Kong and China Gas, Welspun India Limited, in Asia Pacific Japan region.
     On January 30, 2007, we announced that, since its release seven months earlier, more than 1,000 customers had gone live with SAP ERP 2005 — the latest release of SAP’s enterprise resource planning (ERP) application. This milestone marks the fastest adoption rate of an ERP release in our history.
     Market position We continued to gain share for the first quarter of 2007. Based on software and software related service revenues on a rolling four-quarter basis, our worldwide share of Core Enterprise Applications3 vendors, which — according to our estimates based on industry analyst research account for approximately US$34.8 billion in software and software related service revenues — increased to 25.1% for the four quarter period ended March 31, 2007, compared to 24.5% for the four-quarter period ended December 31, 2006. Compared to the four quarter period ended March 31, 2006, the year-over-year share gain was 2.4 percentage points.
     Income Operating income for the first quarter of 2007 was €433 million (2006: €409 million), which was an increase of 6% compared to the first quarter of 2006. The operating margin for the first quarter of 2007 was 20.0%, which was flat compared to the first quarter of 2006. Net income for the 2007 first quarter was €310 million (2006: €282 million), or €0.26 per share (2006: €0.23 per share), representing an increase of 10% compared to the first quarter of 2006.

[3]	Beginning in the first quarter of 2007, we began using software and software related service revenues for defining Core Enterprise Application Vendor Share because we believe that this is the most important indicator for vendor share oriented analysis with the realignment of our income statement structure. Prior to the first quarter of 2007, we had been using software revenues for defining Core Enterprise Application Vendor Share.

We provide share data based on the vendors of Core Enterprise Applications solutions, which account for approximately US$34.8 billion in software and software related service revenues as defined by us based on industry analyst research. For 2007, industry analysts project approximately 7% year-on-year growth for core Enterprise Applications vendors. For our quarterly share calculation, we assume that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a subset (approximately 25) of Core Enterprise Application vendors.

6          INTERIM REVIEW OF OPERATIONS
FINANCIAL POSITION
     Operating cash flow for the first three months of 2007 was €848 million (2006: €858 million). Free cash flow for the three months of 2007 was €769 million (2006: €795 million), which was 36% as a percentage of total revenues in 2007 (2006: 39%).
     Our Group liquidity, comprising cash and cash equivalents as well as short-term investments, totaled €3,832 million (at March 31, 2006: €4,195 million). The year-over-year decrease is primarily the result of increased share buy-backs in 2006.
     The total assets amounted €9,944 million at March 31, 2007, whereas this amount was €9,503 million at December 31, 2006.
RESEARCH AND DEVELOPMENT, PRODUCTS
     Our success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of its solution offerings was again our trump card in the first quarter of 2007.
     R&D expenses increased 9% to €339 million in the first three months of 2007 compared to €311 million of the first three months of 2006.
     Underscoring SAP’s commitment to development, the portion of its total revenue that the Company spent on R&D was 15.7% (2006: 15.2%). Measured in FTEs, the number of employees working in development teams rose in the first three months of 2007 to 11,936 (Q1 2006: 10,649).
     At the CeBIT 2007 trade fair in Hanover, Germany, we made several announcements underlining our continuing commitment to empowering midmarket customers with new ways to leverage software for business growth and success. We announced more than 80 new additions to its portfolio of qualified SAP All-in-One industry solutions offered by SAP partners. We also announced enhancement packages for SAP Business One, a new series of downloadable packages as part of SAP standard support that offer customers faster and more frequent access to new functionality, best practice tools, and maintenance updates. The downloadable update model dramatically shortens to a matter of months the software industry’s typical multiyear cycle for introducing new functionality.
     At CeBIT, we unveiled the next wave of business innovation with radio frequency identification (RFID) and other auto-identification technologies, enabling companies across many industries to apply the technology in unprecedented ways to solve pressing business challenges. Product tracking and authentication (PTA) marks the first in this new generation of business processes that tap into the new SAP object event repository.
     Further empowering customers to make governance, risk, and compliance (GRC) management an integral part of their business and IT strategies, we announced new GRC products and initiatives at the CeBIT trade fair. New software in the portfolio of SAP solutions for GRC will help companies comply with newly mandated electronic customs procedures in Europe, and a joint solution with partner TechniData AG addresses customer needs to comply with the newly enacted legislation impacting the chemicals sector. Building on growing partner support for SAP solutions for GRC, we announced our plans to create an executive advisory council to increase GRC collaboration with partners and customers.
     On January 24, 2007, we revealed plans for a next-generation solution designed to reshape the way midsize companies purchase, adopt, and finance software applications. Complementing our existing portfolio for midsize companies, the solution will leverage “enterprise SOA by design” and will be available to customers through on-demand and on customers’ premises. To more efficiently reach untapped midmarket segments, we announced plans to invest in an additional business model that will operate in parallel with our established business.
     On January 16, 2007, we introduced the next version of our SAP All-in-One solutions, with significant enhancements to provide midsize companies with greater agility in managing their businesses. We also introduced programs and tools to make it easier for our worldwide network of channel partners to immediately evolve existing SAP All-in-One solutions and build new solutions to address additional industry segments.

EMPLOYEES
     As of March 31, 2007, the number of employees increased by 1,139 to 40,494 compared to December 31, 2006. 14,324 employees worked in Germany and 26,170 in other countries.
     In the first three months of 2007, we collected several honors. The Great Place to Work institute once again named us Germany’s best employer, and for the third year in a row we achieved the top ranking in the category for companies with more than 5,000 employees. Additionally, our comprehensive employee health management program won us the special prize in the health category. Our subsidiary SAP Japan also received Great Place to Work awards, and was ranked in the top 20 in the first ever Great Place to Work survey in Japan. International human resource management consultant Hewitt selected SAP Australia & New Zealand as a 2006/2007 Hewitt Best Employer. Henning Kagermann was again named one of the world’s 30 best CEOs by U.S. business magazine Barron’s. Among the Global Most Admired Companies named by another U.S. business magazine, Fortune, SAP ranked fifth in the Computers category.
COMPANY STRUCTURE AND ORGANIZATION
     On January 31, 2007, we announced executive appointments in our newly formed global organization responsible for overseeing sales, marketing, operation and the alignment of resources to small businesses and midsize companies. Under the leadership of Hans-Peter Klaey, president of our SME organization, we have aligned our team to support a growing focus on the market segment over the years to come, and to create additional opportunities for both customers and partners.
     In February 2007, our Supervisory Board extended Henning Kagermann’s tenure as Chief Executive Officer of SAP through May 31, 2009.
     In March 2007 we announced the departure of Executive Board member Shai Agassi, who, by mutual agreement with SAP, will leave to more quickly commit himself to his personal agenda of environmental policy and alternative energy sources, and other issues. Our Supervisory Board accepted Shai’s resignation effective April 1, 2007.
     In March 2007, we extended the responsibilities of our executive management team to reinforce SAP’s growth strategy:
•	Léo Apotheker, President of Customer Solutions & Operations, and member of the Executive Board, assumed the new role of Deputy CEO of SAP AG.

•	We established an Executive Council, comprised of SAP’s Corporate Officers. Reporting to the SAP Executive Board, the Council has shared responsibilities for both customer-facing and product strategies, enabling us to align with customer needs more quickly, and in support of our 2010 growth plan. Underlining our commitment to the current product and platform strategy, those executives who lead development organizations will now report to Henning Kagermann.
MARKET CAPITALIZATION AND SAP SHARE
     The SAP share closed on March 30, 2007, at €33.37 (XETRA). Thus, our market capitalization reached approximately €42.3 billion at the end of the first quarter 2007, based on 1,267.6 million shares outstanding. Since the beginning of the year, SAP’s stock decreased 17.1 % in value. The German DAX rose 4.9 % during the first three months; the Dow Jones EURO STOXX 50 increased 1.5 % and Goldman Sachs Software Index 1.3% in value over the same period.
     In the first quarter of 2007, we bought back 9.64 million shares at an average price of €35.16 (total amount: €339 million). This compares to 10.1 million shares bought back in the first quarter of 2006. Of the total shares purchased in the first quarter of 2007, approximately 0.6 million shares were used to serve exercises under SAP’s share-based compensation programs. The number of shares bought back in the first quarter of 2007 represented 0.76% of the total shares outstanding. As of March 31, 2007, we held treasury stock in the amount of 58.28 million shares (approximately 4.6 % of total shares outstanding) at an average price of €35.33. Our current share buy-back program allows us to purchase up to 120 million shares. All prior year share related numbers above have been adjusted to account for the capital share increase that took effect in December 2006 that effectively increased the number of shares outstanding four-fold. Given our expected ongoing strong free cash flow generation, we plan to further evaluate opportunities to buy back shares in the future.

8          INTERIM REVIEW OF OPERATIONS
EVENTS AFTER THE END OF THE QUARTER
     The SAP AG Annual General Meeting of Shareholders on May 10, 2007, approved all agenda items by a large majority. These items included, among others the election of the shareholder representatives to the Supervisory Board, the election of auditors, the dividend and an authorization to acquire shares of SAP.
     For the 2006 fiscal year, shareholders will receive a dividend of €0.46 per share (2005: €0.3625). This is a 27% increase over the previous year’s dividend. With a dividend payout ratio of 30% (previous year: 30%), a total of €557 million will be paid out to shareholders (previous year: €447 million).
RISK FACTORS
     SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. Compared to 2006, risk factors did not change significantly and are described in detail in the SAP Annual Report 2006 and the report on Form 20-F for 2006 filed with the SEC.
BUSINESS OUTLOOK
GLOBAL ECONOMY Against a backdrop of favorable economic conditions in the OECD areas, member states’ output is expected to grow 2.5% in 2007. The OECD expects consumer and business insecurity in the United States to slightly impede economic growth in that country, to 2.4%.
     It also expects economic activity in the euro area to increase 2.2% in 2007. It predicts that the business climate in the region will continue to improve during the year, with new jobs stimulating consumer income and spending. The OECD expects Japanese GDP to grow 2.0% in 2007, as in 2006.
     In the context of sustained economic growth, especially in Europe, the OECD analysis points to a 7.7% increase in world trade in 2007, rather less than the 2006 increase of 9.6%. This anticipated effect would be the result of the loss of momentum in the emerging markets.
IT MARKET IDC expects IT market expansion to level out slightly lower in 2007 after the vigorous growth that characterized 2006. It sees international IT spending growing 6.5% in 2007, and the software segment growing 8%. Expansion in the application software segment should remain unchanged year—over-year at 7.3% in 2007, according to IDC. Gartner foresees 5.4% growth in the global IT market in 2007. On the other hand, its prediction for expansion in the application software is 8.6%.
     IDC and Gartner both predict that IT spending in the United States will grow in 2007 (IDC: 6.3%; Gartner: 4.9%) and that U.S. spending on applications alone will grow faster (7.3% or 8.4% respectively). IDC expects IT spending growth in rapidly expanding, high-margin software segments, rental and leasing business, and, especially, “Web 2.0” applications.
     Both research organizations believe the IT market in Western Europe will move forward. IDC believes it will expand 5.4% overall in 2007; Gartner’s estimate is 2.9%. Total software sales in the region are set to grow 6.6% during the year according to IDC, and application software sales are projected to grow 5.6% (or 7.3% according to Gartner). IDC expects IT sales growth in Germany to continue on its current trajectory; the latest projection is 4.6%. It predicts that overall software sales will increase 6.0% during the year, and that spending on software applications will grow 5.3%. BITKOM, the German ITC industry association, anticipates a high level of public and private sector investment in new IT systems in 2007. It expects the software segment in Germany to grow 5.7%, and the IT services segment 4.9%. The IDC and Gartner projections for total Central and Eastern Europe IT spending growth in 2007 are 13.5% and 6.8% respectively. The software element in that spend is expected to grow disproportionately steeply.
     Expectations are also high for IT business in the Asia Pacific region. IDC’s research suggests it will grow 6.1% in 2007; Gartner’s figure is 7.8%. The applications business is expected to move ahead strongly, with IDC and Gartner predicting 8.9% and 15.5% growth respectively. Japanese IT sales may only climb 1.9%, IDC projects — although it believes the applications segment could fare better, growing 7.3%. In the two major emerging economies in Asia, China, and India, IDC foresees IT spending growth of 14.1% and 20.4% respectively.
     IDC expects global IT spending to grow less rapidly over the next five years. However, it does not expect the slowdown to kick in until 2008. Reflecting that expectation, IDC has revised its three-year forecast for average annual growth in the overall global IT market from 6.1% to 5.8%. In the near term, IDC sees risks in a worse cooling of the U.S. economy than assumed, and in high commodity prices. It sees strategic IT investment by companies as a key driver.

BUSINESS AT SAP We continue to provide the following outlook for the full-year 2007 as described in the SAP Annual Report 2006 and the report on Form 20-F for 2006 filed with the SEC assuming an effective tax rate in the range of 32.5% to 33%.
•	We expect full-year 2007 software and software related service revenues to increase in a range of 12% to 14% at constant currencies compared to 2006 growth of 12% at constant currencies. We expect subscription and other software related services to account for approximately 2% to 4% of total software and software related services revenue.

•	In order to address during the next years additional growth opportunities in new, untapped segments in the midmarket, we will invest an additional €300 million to €400 million over eight quarters to build up a new business. Depending on the exact timing of these accelerated investments, this is equivalent to us reinvesting approximately one to two percentage points of margin in 2007 into additional future growth opportunities. Therefore, we expect the full-year 2007 operating margin to be in the range of 26.0% to 27.0% compared to the 2006 operating margin of 27.3%.

•	We plan to increase our headcount by 3,500 FTEs in 2007, and we expect 5% to 10% of the new jobs to be in Germany.

•	We will continue to buy back shares.
     The planned capital expenditures for 2007, which we can cover in full from operating cash flow, will mainly be on the completion of new office buildings at various locations. We plan to build up our liquid assets and reinforce our healthy financial situation.
     Assumptions underlying this outlook include future economic conditions as described herein and customer purchasing behavior exhibiting the accustomed seasonality with sales peaking in the fourth quarter.

10          INTERIM FINANCIAL STATEMENTS (UNAUDITED)
INTERIM FINANCIAL STATEMENTS (UNAUDITED)
CONSOLIDATED INCOME STATEMENTS SAP GROUP FOR THREE MONTHS ENDED MARCH 31

		Q1	Q1
In € millions | condensed and unaudited	Notes	2007	2006	% Change
Software revenue		563	514	10
Support revenue		917	850	8
Subscription and other software related service revenue		39	24	63
Software and software related service revenue		1,519	1,388	9
Consulting revenue		518	535	-3
Training revenue		94	89	6
Other service revenue		28	22	27
Professional services and other service revenue		640	646	-1
Other revenue		7	7	0
Total revenue		2,166	2,041	6
Cost of software and software related services		-292	-271	8
Cost of professional services and other services		-505	-505	0
Research and development		-339	-311	9
Sales and marketing		-480	-439	9
General and administration		-119	-110	8
Other income/expense, net		2	4	-50
Total operating expenses		-1,733	-1,632	6
Operating income		433	409	6
Other non-operating income/expense, net		-3	-17	-82
Financial income, net	(5)	36	36	0
Income before income taxes		466	428	9
Income taxes	(6)	-156	-146	7
Minority interest		0	0	N/A
Net income		310	282	10
Basic earnings per share in €	(7)	0.26	0.23	10
Earnings per share — diluted in €	(7)	0.25	0.23	9

CONSOLIDATED BALANCE SHEETS SAP GROUP AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

In € millions | condensed and unaudited	Notes	3/31/07	12/31/06	% Change
Assets
Cash and cash equivalents		2,665	2,399	11
Short-term investments		1,167	931	25
Accounts receivables, net		2,373	2,440	-3
Other assets, inventories		371	371	0
Deferred income taxes		118	108	9
Prepaid expenses/deferred charges		102	75	36
Current assets		6,796	6,324	7
Goodwill, Intangible assets, net		1,248	1,250	0
Property, plant, and equipment, net		1,234	1,206	2
Investments		92	95	-3
Accounts receivable, net		2	3	-33
Other assets		475	533	-11
Deferred income taxes		72	69	4
Prepaid expenses/deferred charges		25	23	9
Noncurrent assets		3,148	3,179	-1
Total assets		9,944	9,503	5
Liabilities, minority interests and shareholders’ equity
Accounts payable		541	610	-11
Income tax obligations		207	297	-30
Other liabilities, provisions	(8)	1,092	1,461	-25
Deferred income		1,461	405	261
Current liabilities		3,301	2,773	19
Accounts payable		7	34	-79
Income taxes obligations		102	83	23
Other liabilities, provisions	(8)	384	412	-7
Deferred income		68	55	24
Total liabilities		3,862	3,357	15
Minority interests		9	10	-10
Shareholders’ equity	(9)	6,073	6,136	-1
Total liabilities, minority interests and shareholders’ equity		9,944	9,503	5

12          INTERIM FINANCIAL STATEMENTS (UNAUDITED)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THREE MONTHS ENDED MARCH 31
In € millions | condensed and unaudited

	Number of
	shares
	issued and		Additional
	outstanding	Common	paid-in	Retained							Treasury
	(in millions)	capital	capital	earnings	Accumulated other comprehensive income/loss						stock	Total
										Currency
										effects
										from
						Unrealized		Unrealized	Unrealized	inter-
					Foreign	gains/	Unrecognized	gains/	gains/	company
					currency	losses on	pension	losses on	losses on	long-term
					translation	marketable	plan	cash flow	STAR	Investment
					adjustment	securities	cost	hedges	hedges	transactions
January 1, 2006	316	316	373	5,986	-202	11	-10	-9	51	41	-775	5,782
Net income				283								283
Other comprehensive income/loss, net of tax					-33	-2		13	11	-7		-18
Total Comprehensive income/loss												265
Stock-based compensation			21									21
Treasury stock transactions			38								-313	-275
Convertible bonds and stock options exercised	1	1	36									37
March 31, 2006	317	317	468	6,269	-235	9	-10	4	62	34	-1,088	5,830

January 1, 2007	1,268	1,268	353	6,595	-351	4	-20	11	3	15	-1,742	6,136
Net income				310								310
Other comprehensive income/loss, net of tax					-13	-1			-14			-28
Total Comprehensive income/loss												282
Stock-based compensation			-7									-7
Treasury stock transactions											-317	-317
Convertible bonds and stock options exercised			-22									-22
Other				1								1
March 31, 2007	1,268	1,268	324	6,906	-364	3	-20	11	-11	15	-2,059	6,073

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THREE MONTHS ENDED MARCH 31
In € millions | condensed and unaudited

	2007	2006
Net income	310	282
Minority interests	0	0
Income before minority interests	310	282
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization	56	54
Loss (income) from equity investees	1	0
Gains on disposal of property, plant, and equipment	-1	-1
Gains on disposal of investments	-1	0
Writeups/downs of financial assets	-1	0
Impacts of STAR hedging	12	-55
Stock-based compensation including income tax benefits	-22	63
Change in accounts receivables	48	169
Change in accrued and other liabilities	-558	-578
Deferred income taxes	-11	4
Change in other assets	-77	-107
Change in deferred income	1,092	1,027
Net cash provided by operating activities	848	858
Business combinations, net of cash and cash equivalents acquired	-17	-150
Purchase of intangible assets and property, plant, and equipment	-79	-63
Proceeds from disposal of intangible assets and property, plant, and equipment	5	7
Purchase of investments	-471	-746
Sales of investments	225	715
Purchase of other financial assets	-4	-4
Sales of other financial assets	4	3
Net cash used in investing activities	-337	-238
Purchase of treasury stock	-339	-428
Proceeds from reissuance of treasury stock	18	111
Proceeds from issuance of common stock (stock-based compensation)	1	36
Proceeds from short-term and long-term debt	13	29
Repayments of short-term and long-term debt	-10	-23
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	75	57
Purchase of equity-based derivative instruments (STAR hedge)	0	-53
Net cash used in financing activities	-242	-271
Effect of foreign exchange rates on cash and cash equivalents	-3	-1
Net increase in cash and cash equivalents	266	348
Cash and cash equivalents at the beginning of the period	2,399	2,064
Cash and cash equivalents at the end of the period	2,665	2,412

14          INTERIM FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
A. BASIS OF PRESENTATION
(1) General The condensed consolidated financial statements of SAP AG, together with its subsidiaries (collectively, “we”, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise condensed income statements, condensed balance sheets, condensed cash flow statements, and condensed statements of changes in shareholders’ equity.
     Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted although we believe that the disclosures made are adequate and that the information is not misleading. Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be on highest in the fourth quarter. Therefore interim results are not necessarily indicative of results for a full year.
     Certain amounts reported in previous years have been reclassified to conform to the 2007 presentation.
     These unaudited condensed consolidated financial statements should be read in conjunction with SAP’s audited consolidated financial statements and notes thereto as of December 31, 2006, which are included in SAP’s Annual Report and in SAP’s Annual Report on Form 20-F for 2006.
New Income Statement Structure From the first quarter of 2007 we are restructuring our Consolidated Statements of Income to show potential new revenue streams more transparently. We are renaming what was previously called maintenance revenue as support revenue and what was previously called software and maintenance revenue is now shown as software and software related service revenue. We now show revenue from subscriptions and other software related services as an additional item within software and software related service revenue. This new item includes revenue from subscriptions, from software rentals, from on-demand solutions, and from other software related services. Subscription revenues flow from contracts that have both a software element and a maintenance element. Such a contract typically gives our customer the use of current software and unspecified future products. We take a fixed monthly fee for a definite term — as a rule, five years. Software rental revenue flows from software rental contracts, also with software and maintenance elements — but here the customer gets the use of current products only. Our revenue from our on-demand offerings includes, for example, the SAP CRM on-demand solution, any future on-demand revenue from our new midmarket product and revenue from hosting contracts that do not entitle the customer to exit the arrangement at any time without significant penalty. Our revenue from other software related service includes revenue from software related revenue-sharing arrangements, for example our share of revenue from collaboratively developed products. Thus software and software related service revenue is the sum of our software revenue, our maintenance revenue, and our revenue from subscription and other software related services.
     We are also renaming what was previously called service revenue: This is now shown as professional services and other service revenue. Furthermore, we will show other service revenue as an additional item as an element of service revenue. This new line item includes revenue streams from non-mandatory hosting revenue, application management services (AMS) and referral fees. Non-mandatory hosting revenue is based on hosting contracts that entitle customers to exit the hosting arrangement at any time and without significant penalty to transfer the software to its own premises. Our application management services deliver post implementation application support, optimization, and improvement for a customer’s SAP centric IT solution to ensure availability and performance of the customer’s business processes. Referral fees are based on commissions from partners to whom we referred customers. Thus professional services and other service revenue is the sum of our consulting revenue, our training revenue, and our other service revenue.
     We are also changing expense items to correspond to those changed revenue items.
(2) Scope of Consolidation The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2005	17	86	103
Additions	5	14	19
Disposals	-1	-6	-7
December 31, 2006	21	94	115
Additions	0	0	0
Disposals	0	0	0
March 31, 2007	21	94	115
     As of March 31, 2007, five companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.

     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.
(3) Summary of Significant Accounting Policies The interim financial statements were prepared based on the same accounting policies as those applied in the consolidated financial statements as of December 31, 2006, with the following exception. Our significant accounting policies are summarized in the notes to those financial statements. For further information, refer to SAP’s Annual Report and SAP’s Annual Report on Form 20-F for 2006 filed with the SEC.
Tax In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is to be measured as the largest amount of tax benefit that is greater than 50 % likely of being realized upon ultimate settlement with the taxing authority. FIN 48 also provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods. Further, the disclosure provisions of FIN 48 call for more information about the uncertainty in income tax assets and liabilities. FIN 48 will be effective for fiscal years beginning after December 15, 2006. We apply FIN 48 for fiscal year 2007. The application of FIN 48 in 2007 has no material impact on our interim report as of March 31, 2007. Additional disclosures are required under FIN 48 in the interim report as of March 31, 2007.
     In June 2006, the FASB ratified Emerging Issues Task Force Issue No. 06-3, How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), (EITF 06-3), effective for the first interim or annual reporting period beginning after December 15, 2006. EITF 06-3 allows taxes assessed by various governmental authorities that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales and some excise taxes, to be presented on either a gross or net basis. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes included in revenue if presented on a gross basis.
     We record sales net of applicable sales taxes. As a result, the adoption of EITF 06-3 does not have an effect on the presentation of our financial statements.
(4) Acquisitions We acquired Pilot Software, Inc., a privately-held California-based company specializing in strategy management software during the first quarter of 2007. This acquisition expanded our portfolio of analytic applications.
B. NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND BALANCE SHEETS — UNAUDITED
(5) Financial Income, Net

In € millions | unaudited	Q1 2007	Q1 2006
Financial income, net	36	36
- thereof impairment-related charges	0	0
(6) Income Taxes

In € millions | unaudited	Q1 2007	Q1 2006
Income before income taxes	466	428
Income taxes	156	146
Effective tax rate	33%	34%
     The income tax rate of 33.4% in the first quarter of 2007 is below the tax rate in the first quarter of 2006 (34.1%), mainly because of lower trade tax rates and prior year tax effects from settlement of a tax audit. The Full Year 2006 income tax rate (30%) was below the first quarter of 2007 income tax rate due to nonrecurring effects from the conclusion of tax audits in several countries and agreements we reached with tax authorities on various matters.
     As of January 1, 2007, unrecognized income tax benefits relating to uncertain tax positions amount to €72 million and have been accounted for as income tax provisions. In the year of recognition these amounts of unrecognized income tax benefits would affect the income tax rate. As of March 31, 2007, uncertainties in income taxes have been decreased by €4 million. Therefore tax provisions for uncertain tax income tax positions have been decreased to €68 million. We classify interest expenses and penalties on income taxes as income tax expenses. As of March 31, 2007, the amount of interest expenses and penalties on income taxes is not material. For the major tax jurisdictions in Germany the fiscal year 2003 and following years and for the United States of America the

16          INTERIM FINANCIAL STATEMENTS (UNAUDITED)
fiscal year 2001 and following years remain subject to examination.
(7) Earnings per Share

In € millions | unaudited	Q1 2007	Q1 2006
Net income (in € millions )	310	282
Weighted average number of shares — basic (in thousands)	1,214,076	1,235,617
Stock options/Convertible bonds (in thousands)	2,977,251	1,844,320
Weighted average number of shares - diluted (in thousands)	1,217,053	310,749
Earnings per share —basic in €	0.26	0.23
Earnings per share —diluted in €	0.25	0.23
     Convertible bonds and stock options to acquire 38.9 million SAP common shares that were issued in connection with the LTI 2000 Plan or SAP SOP 2002 were not included in the computation of diluted earnings per share for the first quarters of 2007 and 2006, respectively, because the options’ underlying exercise prices were higher than the average market prices of SAP common shares in these periods.

     (8) Pension Plans The components of net periodic pension cost for our benefit plans for the first three months of 2007 and 2006 were as follows:
In € millions | unaudited

	Q1 2007			Q1 2006
	German	Foreign	Total	German	Foreign	Total
Service cost	87	9,587	9,674	99	9,288	9,387
Interest cost	441	2,969	3,410	430	2,683	3,113
Expected return on plan assets	-331	-5,520	-5,851	-319	-4,411	-4,730
Amortization of initial net obligation (asset)	10	41	51	11	48	59
Amortization of prior service cost	0	19	19	0	-36	-36
Amortization of net (gain) loss	334	71	405	577	208	785
Other changes	0	0	0	0	63	63
Net periodic benefit cost	541	7,167	7,708	798	7,843	8,641
(9) Shareholders’ Equity
Subscribed Capital At March 31, 2007, SAP AG had 1,267,555,840 no-par ordinary shares issued with a calculated nominal value of €1 per share.
     In the first three months of 2007 the number of ordinary shares increased by 18,592, representing €18,592 resulting from the exercise of awards granted under certain stock-based compensation programs.
Treasury Stock As of March 31, 2007, we had acquired 58,278 thousand of our own shares, representing €58,278 thousand or 4.60% of capital stock. In the first three months of the year 2007 9,640 thousand shares were acquired under the buyback program at an average price of approximately €35.16 per share and 613 thousand shares were distributed at an average price of approximately €28.89 per share. The acquired shares represent €9,640 thousand or 0.76% of capital stock. The distributed shares represent €613 thousand or 0.05% of capital stock. Although treasury stock is legally considered to be outstanding, we have no dividend or voting rights associated with treasury stock. In the first three months of the year no ADRs were purchased. The Company held no ADRs at March 31, 2007.
(10) Stock-Based Compensation Plans For a detailed description of our stock-based compensation plans please see Note (29) of our consolidated financial statements which are included in our Annual Report and our Annual Report on Form 20-F for 2006 filed with the SEC.
     The number of options and convertible bonds outstanding related to our equity classified awards is as follows:
in thousands | unaudited

	Number of options and
	convertible bonds outstanding
	3/31/07	12/31/06
Stock Option Plan 2002	7,296	7,446
Long Term Incentive 2000 Plan (convertible bonds)	6,357	6,411
Long Term Incentive 2000 Plan (stock options)	995	1,010
     Each stock option granted under the SAP SOP 2002 and the Long Term Incentive 2000 Plan entitles the holder to subscribe to four shares of the Company. Each convertible bond may be converted into four shares of the Company.
(C) ADDITIONAL INFORMATION
(11) Litigation and Claims
Intellectual Property Litigation In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleges that SAP’s products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2006. A trial date has not yet been set.

18          INTERIM FINANCIAL STATEMENTS (UNAUDITED)
     In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in January 2007. The trial has been scheduled for October 2008.
     In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. The trial has been scheduled for February 2008.
     In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (“Oracle”) filed a lawsuit in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (“SAP”). The lawsuit alleges violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that between September 2006 and January 2007 SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. The trial has not yet been scheduled.
     In April 2007, U.S.-based Disc Link Corporation (Disc Link) instituted legal proceedings in the United States against SAP and 27 other defendants. Disc Link alleges that SAP’s products infringe one or more of the claims of a single patent held by Disc Link. In its complaint, Disc Link seeks unspecified monetary damages. The trial has not yet been scheduled.
     In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled.
     We will continue to vigorously defend against the claims and we believe that these actions are not likely to have a material effect on our business, financial position, income, or cash flows. As of March 31, 2007, no amount has been accrued for these matters, as a loss is not probable or estimable. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Due to the inherent uncertainties of the actions outlined above we currently cannot make an estimate of the possible loss in case of an unfavorable outcome.
Other Litigation In October 2006, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) informed us that it had filed a lawsuit against SAP at the High Court of South Africa alleging that SAP has breached a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €496 million and relief preventing SAP from breaching its agreement with Securinfo. We will vigorously defend against Securinfo’s claims and we believe that this action is not likely to have a material effect on our business, financial position, income, or cash flows. As of March 31, 2007, no amount has been accrued for this matter, as a loss is not probable. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that this action would not have a material adverse effect on SAP’s business, financial position, income, or cash flows. We currently estimate the possible loss in case of an unfavorable outcome to be significantly below Securinfo’s damage claim and to be immaterial to our business, financial position, income, or cash flows.
     We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims and suits, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. However, these matters are subject to inherent uncertainties and our view of these matters may change in the future.
(12) Segment Information For information on the basis of SAP’s segment reporting and for information on SAP’s operating segments, refer to our consolidated financial statements as of December 31, 2006.

The segment information for the periods presented is as follows:
Q1 2007
In € millions | unaudited

	Product	Consulting	Training	Total
External revenue	1,513	541	107	2,161
Depreciation and amortization	-21	-7	-1	-29
Other segment expenses	-667	-417	-66	-1,150
Segment contribution	825	117	40	982
Segment profitability	54.5%	21.6%	37.4%
Q1 2006
In € millions | unaudited

	Product	Consulting	Training	Total
External revenue	1,402	538	100	2,040
Depreciation and amortization	-19	-7	-1	-27
Other segment expenses	-594	-413	-64	-1,071
Segment contribution	789	118	35	942
Segment profitability	56.3%	21.9%	35.0%
     Our management reporting system reports our internal sales and transfers, which are based on fully-loaded cost rates as cost reduction and does not track them as internal revenues.
     Segment contribution reflects only expenses directly attributable to the segments, from 2007 onwards including acquisition-related charges. Charges for stock-based compensation are not allocated to operating segments but included in our group contribution.
     The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:
In € millions | unaudited

	Q1	Q1
	2007	2006
Total revenue for reportable segments	2,161	2,040
Other external revenues	5	1
	2,166	2,041
     The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:
In € millions | unaudited

	Q1	Q1
	2007	2006
Total contribution for reportable segments	982	942
Contribution from activities outside the reportable segments	-533	-499
Stock-based compensation expenses	-15	-34
Other differences	-1	0
Operating income	433	409
Other non-operating income/expenses, net	-3	-17
Finance income, net	36	36
Income before income taxes	466	428
Geographic Information The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on consolidated data which reconcile to the consolidated statements of income.
Software revenue by sales destination
In € millions | unaudited

	Q1	Q1
	2007	2006
EMEA	237	220
Americas	249	224
Asia Pacific Japan	77	70
	563	514
Software and software related service revenue by sales destination
In € millions | unaudited

	Q1	Q1
	2007	2006
Germany	272	261
Rest of EMEA	480	427
Total EMEA	752	688
United States	422	374
Rest of Americas	148	136
Total Americas	570	510
Japan	62	65
Rest of Asia Pacific Japan	135	125
Total Asia Pacific Japan	197	190
	1,519	1,388

20          INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Revenue by sales destination
In € millions | unaudited

	Q1	Q1
	2007	2006
Germany	408	392
Rest of EMEA	673	614
Total EMEA	1,081	1,006
United States	622	593
Rest of Americas	196	186
Total Americas	818	779
Japan	88	95
Rest of Asia Pacific Japan	179	161
Total Asia Pacific Japan	267	256
	2,166	2,041
Employees
in full-time equivalents

	03/31/07	03/31/06
Germany	14,324	13,953
Rest of EMEA	8,393	7,907
Total EMEA	22,717	21,860
United States	7,283	6,249
Rest of Americas	2,367	1,991
Total Americas	9,650	8,240
Japan	1,253	1,258
Rest of Asia Pacific Japan	6,874	5,289
Total Asia Pacific Japan	8,127	6,547
Total	40,494	36,647
Employees by business areas
in full-time equivalents

	3/31/07	12/31/06	absolute change
Research and Development	11,936	11,801	135
Professional services and other services	11,777	11,518	259
Software and software related services	5,590	5,368	222
Sales and Marketing	7,477	7,082	395
General and administration	2,581	2,472	109
Infrastructure	1,133	1,114	19
Total	40,494	39,355	1,139
(13) Related Party Transactions Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in Note (31) of our Annual Report 2006. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of services and software at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
     During the reporting period we had no material related party transactions likely to have a material effect on our business, financial position, or income.
     We have issued loans to employees other than to members of SAP AG’s Executive Board and Supervisory Board with aggregate outstanding balances of €50.7 million, and €50.5 million, at March 31, 2007, and December 31, 2006, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options.
     For further information on related party transactions, refer to SAP’s consolidated financial statements as of December 31, 2006.

ADDITIONAL INFORMATION

ADDITIONAL INFORMATION

FINANCIAL CALENDAR
July 19, 2007
Second quarter 2007,
Preliminary Earnings Release, analyst conference
October 18, 2007
Third quarter 2007,
Preliminary Earnings Release, telephone conference
January 30, 2008
Full year 2007, Preliminary Earnings Release,
analyst conference
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